Exhibit 99.1

SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

AS AT JUNE 30, 2019

SEABRIDGE GOLD INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Note	June 30, 2019	December 31, 2018

Assets
Current assets
Cash and cash equivalents	4	$4,819	$2,928
Short-term deposits	4	7,088	17,068
Amounts receivable and prepaid expenses	5	2,314	1,619
Investment in marketable securities	6	2,862	2,858
		17,083	24,473
Non-current assets
Investment in associate	6	2,471	2,460
Mineral interests	7	404,991	395,304
Property, plant and equipment	8	289	-
Reclamation deposits	11	1,225	1,223
		408,976	398,987
Total assets		$426,059	$423,460

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	9	$4,484	$4,749
Flow-through share premium	12	462	798
Lease obligations	10	48	-
Provision for reclamation liabilities	11	1,040	955
		6,034	6,502
Non-current liabilities
Deferred income tax liabilities	16	22,596	23,289
Lease obligations	10	238	-
Provision for reclamation liabilities	11	6,822	7,114
		29,656	30,403
Total liabilities		35,690	36,905

Shareholders’ equity	12	390,369	386,555
Total liabilities and shareholders’ equity		$426,059	$423,460

Subsequent events (Notes 7, 9, 12, 13)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in thousands of Canadian dollars except common share and per common share amounts)

(Unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2019	2018	2019	2018

Corporate and administrative expenses	14	$(2,510)	$(2,851)	$(6,992)	$(6,527)
Environmental rehabilitation expense	11	-	-	-	(7,445)
Other income - flow-through shares	12	212	1,636	335	2,411
Equity loss of associate	6	(40)	(51)	(90)	(91)
Interest income		43	60	124	89
Finance expense and other income		(30)	4	(97)	(19)
Loss before income taxes		(2,325)	(1,202)	(6,720)	(11,582)
Income tax recovery (expense)	16	289	(1,201)	594	(1,497)
Loss for the period		$(2,036)	$(2,403)	$(6,126)	$(13,079)

Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to net income or loss
Change in fair value of marketable securities	6	$119	$(90)	$114	$(463)
Other comprehensive gain (loss)		119	(90)	114	(463)
Comprehensive loss for the period		$(1,917)	$(2,493)	$(6,012)	$(13,542)

Basic and diluted net loss per common share	12	$(0.03)	$(0.04)	$(0.10)	$(0.22)
Basic and diluted weighted average number of common shares outstanding	12	61,830,300	58,992,648	61,709,463	58,447,950

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian dollars except number of shares)

(Unaudited)

	Number of Shares	Share Capital	Warrants	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Equity

As at December 31, 2018	61,232,572	$457,073	$3,275	$16,840	$36,040	$(124,323)	$(2,350)	$386,555
Share issuance	100,000	1,730	-	-	-	-	-	1,730
Share issuance costs	-	(220)	-	-	-	-	-	(220)
Deferred tax on share issuance costs	-	99	-	-	-	-	-	99
Stock-based compensation	-	-	-	3,242	-	-	-	3,242
Exercise of options	480,475	7,150	-	(2,175)	-	-	-	4,975
Expired options	(1,824)	-	-	(33)	33	-	-	-
Shares - Restricted Share Units	68,000	1,051	-	(1,051)	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	114	114
Net loss for the period	-	-	-	-	-	(6,126)	-	(6,126)
As at June 30, 2019	61,879,223	$466,883	$3,275	$16,823	$36,073	$(130,449)	$(2,236)	$390,369

As at December 31, 2017	57,677,118	$405,930	$3,275	$16,549	$36,040	$(104,383)	$(1,773)	$355,638
Share issuance	1,150,000	15,652	-	-	-	-	-	15,652
Share issuance costs	-	(337)	-	-	-	-	-	(337)
Deferred tax on share issuance costs	-	90	-	-	-	-	-	90
Stock-based compensation	-	-	-	3,279	-	-	-	3,279
Exercise of options	530,200	8,518	-	(1,836)	-	-	-	6,682
Shares - Restricted Share Units	65,000	854	-	(854)	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	(463)	(463)
Net loss for the period	-	-	-	-	-	(13,079)	-	(13,079)
As at June 30, 2018	59,422,318	$430,707	$3,275	$17,138	$36,040	$(117,462)	$(2,236)	$367,462

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Operating Activities
Net loss	$(2,036)	$(2,403)	$(6,126)	$(13,079)
Adjustment for non-cash items:
Stock-based compensation	772	1,274	3,242	3,279
Provision for environmental rehabilitation	-	-	-	7,445
Other income - flow-through shares	(212)	(1,636)	(335)	(2,411)
Income tax (recovery) expense	(289)	1,201	(594)	1,497
Equity loss of associate	40	51	90	91
Finance costs	32	(4)	63	19
Depreciation charge of right-of-use assets	9	-	18	-
Adjustment for cash items:
Environmental rehabilitation disbursements	(172)	(367)	(270)	(464)
Changes in working capital items:
Amounts receivable and prepaid expenses	(593)	(1,552)	(704)	(1,933)
Accounts payable and accrued liabilities	2	2,760	(749)	3,029
Net cash used in operating activities before income tax recovered	(2,447)	(676)	(5,365)	(2,527)
Income tax recovered	-	-	4	-
Net cash used in operating activities	(2,447)	(676)	(5,361)	(2,527)

Investing Activities
Mineral interests	(4,258)	(7,430)	(7,490)	(11,476)
Investment in short-term deposits	-	(12,147)	-	(12,147)
Redemption of short-term deposits	8,061	2,000	9,980	2,000
Investment in associate	-	-	(101)	-
Investment in reclamation deposits	-	-	(2)	(15)
Cash proceeds from sale of investments	-	-	110	-
Net cash from (used in) investing activities	3,803	(17,577)	2,497	(21,638)

Financing Activities
Share issuance costs	(64)	19,397	(220)	19,397
Exercise of options	1,633	-	4,975	6,682
Net cash from financing activities	1,569	19,397	4,755	26,079
Net increase in cash and cash equivalents during the period	2,925	1,144	1,891	1,914
Cash and cash equivalents, beginning of the period	1,894	4,819	2,928	4,049
Cash and cash equivalents, end of the period	$4,819	$5,963	$4,819	$5,963

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.

Notes to the Condensed Consolidated Financial Statements

For the three and six months ended June 30, 2019 and 2018

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries (Seabridge Gold (NWT) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration LLC) and is a company engaged in the acquisition and exploration of gold properties located in North America. The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Basis of preparation

A.	Statement of compliance

These unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) were prepared using the same accounting policies and methods as those described in the consolidated financial statements for the year ended December 31, 2018 except for the adoption of IFRS 16 Leases (“IFRS 16”), and IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (“IFRIC Interpretation 23”) which were adopted on January 1, 2019. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as at and for the year ending December 31, 2019.

These consolidated interim financial statements are prepared in compliance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards have been omitted or condensed. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2018.

B.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2019 and 2018. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

3.	Change in accounting policies

These consolidated interim financial statements have been prepared using accounting policies consistent with those used in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018 except for those new standards adopted in the period as described below.

Leases

As of January 1, 2019, the Company adopted IFRS 16, Leases (“IFRS 16”) that revises the definition of leases and requires companies to bring most leases on the statement of financial position, recognizing new assets and liabilities.

The Company adopted IFRS 16 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial adoption (January 1, 2019), without retrospective restatement of the financial statements.

(i)	Leases recognition

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

●	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

●	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision as to how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of that asset if either:

o	The Company has the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

If a contract is assessed to contain a lease, a lease liability is recognized representing the present value of cash flows estimated to settle the contract, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The Company will also recognize a right-of-use asset (“ROU”) that will generally be equal to the lease obligation at adoption. The ROU is subsequently amortized over the life of the contract or asset, whichever is shorter.

This policy is applied to contracts in place, entered into, or changed, on or after January 1, 2019.

The ROU asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payment made. It is remeasured when there is a change in future lease payments arising from a change in index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

(ii)	Leases transition

For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date. For leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Company’s incremental borrowing rate as at January 1, 2019 and the related right-of-use assets were recognized at amounts equal to the corresponding lease liability.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17.

●	Applied the exemption not to recognize ROU assets and liabilities for leases with low value and less than 12 months of lease term
●	Excluded initial direct costs from measuring the ROU asset at the date of initial application
●	Applied a single discount rate to a portfolio of leases with similar characteristics, and
●	Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Lease liabilities recognized at January 1, 2019 amounted to $0.3 million. Refer to note 10 for further details.

4.	Cash and cash equivalents and short-term deposits

($000s)	June 30, 2019	December 31, 2018
Cash and cash equivalents	4,819	2,928
Short-term deposits	7,088	17,068
	11,907	19,996

All the cash and cash equivalents are held in a Canadian Schedule I bank. Short-term deposits consist of Canadian Schedule I bank guaranteed deposits and are cashable in whole or in part with interest at any time to maturity.

5.	Amounts receivable and prepaid expenses

($000s)	June 30, 2019	December 31, 2018
HST	1,538	1,196
Prepaid expenses and other receivables	776	423
	2,314	1,619

6.	Investments

($000s)	January 1, 2019	Dispositions	Fair value through other comprehensive gain	Loss of associates	Impairment	Additions	June 30, 2019
Current assets:
Investment in marketable securities	2,858	(110)	114		-	-	2,862

Non-current assets:
Investment in associate	2,460	-	-	(90)	-	101	2,471

($000s)	January 1, 2018	Dispositions	Fair value through other comprehensive loss	Loss of associates	Impairment	Additions	December 31, 2018
Current assets:
Investment in marketable securities	3,435	-	(577)		-	-	2,858

Non-current assets:
Investment in associate	3,426	-	-	(160)	(1,336)	530	2,460

The Company holds common shares of several mining companies that were received as consideration for optioned mineral properties and other short-term investments, including one gold exchange traded receipt. These financial assets are recorded at fair value of $2.9 million (December 31, 2018 - $2.9 million) on the consolidated statements of financial position. At June 30, 2019, the Company revalued its holdings in its investments and recorded a fair value increase of $0.1 million on the statement of comprehensive loss. During the first quarter of 2019, the Company disposed its holdings in one investment with a fair value of $0.1 million.

Investment in associate relates to the Company’s investment in Paramount Gold Nevada Corp. (“Paramount”). As at June 30, 2019, the Company holds an 8.50% (December 31, 2018 – 8.53%) interest in Paramount for which it accounts using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors. During the six months ended June 30, 2019, the Company recorded its proportionate share of Paramount’s net loss of $0.09 million (June 30, 2018 - $0.07 million) within equity loss of associate on the consolidated statements of operations and comprehensive loss. As at June 30, 2019, the carrying value of the Company’s investment in Paramount was $2.5 million (December 31, 2018 - $2.5 million).

In 2018, the Company purchased 320,000 units of Paramount for US$1.25 per unit. Each unit consists of one common share and one warrant to purchase one-half of a common share of Paramount. Each warrant has a two-year term and is exercisable at US$1.30 in the first twelve months and US$1.50 in the following twelve months.

In 2017, the Company purchased 883,200 common shares and 51,600 warrants of Paramount for $1.6 million. Each warrant allowed the Company to purchase one common share of Paramount for US$2.00 per share until February 14, 2018 and allowed for the same purchase at US$2.25 per share within the period February 15, 2018 to February 13, 2019, when they expired. In first quarter of 2018, the option to purchase the common shares at US$2.00 per share lapsed. In first quarter of 2019, the warrants to purchase 51,600 common shares at US$2.25 per share were repriced by Paramount to US$0.93 per share and the Company exercised these warrants in addition to warrants to purchase 28,600 common shares, transferred to the Company at no additional cost, from parties not wishing to exercise.

7.	Mineral Interests

Mineral interest expenditures on projects are considered as exploration and evaluation and their related costs consist of the following:

($000s)	Balance January 1, 2019	Expenditures / Acquisitions 2019	Balance June 30, 2019
KSM	276,586	7,123	283,709
Courageous Lake	73,647	884	74,531
Iskut	29,031	918	29,949
Snowstorm	15,269	762	16,031
Grassy Mountain	771	-	771
	395,304	9,687	404,991

($000s)	Balance January 1, 2018	Expenditures / Acquisitions 2018	Balance December 31, 2018
KSM	248,561	28,025	276,586
Courageous Lake	69,587	4,060	73,647
Iskut	25,221	3,810	29,031
Snowstorm	13,995	1,274	15,269
Grassy Mountain	771	-	771
	358,135	37,169	395,304

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)	KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use. The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement. The acquired claims are subject to a 4.5% net smelter royalty from which the advance royalties are deductible.

In 2011 and 2012, the Company completed agreements granting a third party an option to acquire a 2% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of $160 million or US$200 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM Project.

In January 2019, the Company issued 100,000 common shares at $17.30 per common share, for total fair value of $1.7 million, to the holder of a net smelter return royalty on certain claims within the KSM project and has fully extinguished the royalties on those claims. The total fair value of the common shares was recorded to the mineral interest at KSM project. Subsequent to the quarter end, and as part of a cooperative and benefit agreement between the Company and the Tahltan Nation, the Company issued 50,000 common shares with a fair value of $18.63 per common share, for a total fair value of $0.9 million.

b)	Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

c)	Iskut

On June 21, 2016, the Company purchased 100% of the common shares of SnipGold Corp. (“SnipGold”) which owns the Iskut Project, located in northwestern British Columbia.

d)	Snowstorm

On June 7, 2017, the Company purchased 100% of the common shares of Snowstorm Exploration LLC (“Snowstorm”) which owns the Snowstorm Project, located in northern Nevada. On the acquisition date, the Company issued 700,000 common shares, with a fair value of $14.39 per share and 500,000 common share purchase warrants with a fair value of $6.55 per common share purchase warrant for a combined fair value of $13.3 million. The common share purchase warrants are exercisable for four years from the date of acquisition, at $15.65 per share. In addition, the Company has agreed to make a conditional cash payment of US$2.5 million if exploration activities at the Snowstorm Project result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101 and a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

e)	Grassy Mountain

In 2013, the Company sold 100% of interest in the Grassy Mountain Project with a residual net book value of $771,000 retained within mineral properties, related to the option to either receive a non-controlling interest of 10% or a $10 million cash payment, following the delivery of a National Instrument 43-101 feasibility study on the project, at the discretion of the company.

8.	Property, plant and equipment

Property, plant and equipment balance represents the right-of-use asset recognized after the implementation of IFRS 16 on January 1, 2019.

($000s)	June 30, 2019
Right-of-use assets - properties
Opening balance December 31, 2018	-
Adoption of IFRS 16 on January 1, 2019	307
Less: depreciation	(18)
Net book value June 30, 2019	289

9.	Accounts payable and accrued liabilities

($000s)	June 30, 2019	December 31, 2018
Trade payables	1,674	2,360
Trade and other payables due to related parties	71	112
Non-trade payables and accrued expenses	2,739	2,277
	4,484	4,749

In 2014 and 2015, the Company received $8.5 million related to the application for refund under the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, for spending in 2010 and 2011. During 2016, upon the completion of an audit of the application by tax authorities, the Company was reassessed $3.6 million, including accrued interest, for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. The Company recorded a $3.6 million provision within non-trade payables and accrued expenses on the consolidated statements of financial position as at December 31, 2016, with a corresponding increase to mineral interests. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the accrued balance while the objection is reviewed. During the first quarter of 2019, the Company received a decision from the appeals division that the Company’s objection was denied. During the current quarter, the Company filed a notice of appeal with the British Columbia Supreme Court and subsequent to the quarter end, the Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal, and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company will continue to move the appeal process forward, as expeditiously as possible, with the Department of Justice Canada and intends to continue to fully defend its position. The Company continues to accrue interest on the outstanding balance.

10.	Leases

The Company did not have a finance lease liability as at December 31, 2018. The below table is a reconciliation of the lease commitments disclosed at December 31, 2018 in the Company’s consolidated financial statements and the lease liability recognized as a result of the adoption of IFRS 16 on January 1, 2019. When measuring the value of the lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.09%.

($000s)	2019

Operating lease commitment at December 31, 2018	246
Operating leases deemed not to be leases under IFRS 16	(68)
178
Lease extension options reasonably certain to be exercised	267
Leases at January 1, 2019	445
Discounted value to January 1, 2019	297

As at June 30, 2019, the total lease liabilities are as follows:

($000s)	June 30, 2019
Current	48
Non-current	238
Total discounted lease liabilities	286

The remaining contractual maturities of the Company’s lease liabilities are as follows:

($000s)	June 30, 2019
Less than one year	53
One to three years	160
More than three years	205
Total undiscounted lease liabilities	418

11.	Provision for reclamation liabilities

($000s)	June 30, 2019	December 31, 2018
Beginning of the period	8,069	2,481
Revised Johnny Mountain Mine closure provision	-	7,439
Disbursements	(270)	(2,021)
Accretion	63	170
End of the period	7,862	8,069

Provision for reclamation liabilities - current	1,040	955
Provision for reclamation liabilities - long-term	6,822	7,114
	7,862	8,069

Although the ultimate costs to be incurred are uncertain, the Company’s estimates for the reclamation liabilities are based on independent studies or agreements with the respective government body for each project using current restoration standards and techniques.

The estimate of the provision for reclamation obligation, as at June 30, 2019, was calculated using the estimated discounted cash flows of $7.9 million (December 31, 2018 - $8.1 million) and the expected timing of cash flow payments required to settle the obligations between 2019 and 2026. As at June 30, 2019, the undiscounted future cash outflows are estimated at $8.2 million (December 31, 2018 – $8.5 million) primarily over the next four years. The discount rate used to calculate the present value of the reclamation obligations was 2% at June 30, 2019 (2% - December 31, 2018). The Company has placed a total of $1.2 million (December 31, 2018 - $1.2 million) on deposit with financial institutions that are pledged as security against reclamation liabilities.

In 2018, the Company filed an updated reclamation and closure plan for the Johnny Mountain mine site and charged $7.4 million of rehabilitation expenses to the consolidated statements of operations and comprehensive loss. The Johnny Mountain Mine site was acquired, along with the Iskut Project, during the Snip Gold acquisition in 2016. Expenditures are expected to be incurred between 2019 and 2022 and include the estimated costs for the closure of all adits and vent raises, removal of the mill and buildings, treatment of landfills and surface water management as well as ongoing logistics, freight and fuel costs. For the three and six months ended June 30, 2019, reclamation disbursements amounted to $0.2 million and $0.3 million respectively (three and six months ended June 30, 2018– $0.4 million and $0.5 million respectively).

12.	Shareholders’ equity

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at June 30, 2019 or December 31, 2018.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for six months ended June 30, 2019. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit.

a)	Equity financings

In December 2018, the Company closed a non-brokered private placement flow-through financing and issued 250,000 common shares at $20.50 per share for gross proceeds of $5.1 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2018. As at June 30, 2019, the Company has a remaining commitment of $3.0 million related to the financing. At the time of issuance of the flow-through shares, $0.8 million premium was recognized as a liability on the consolidated statements of financial position. Since the closing of the financing and to June 30, 2019, based on qualifying expenditures incurred, $0.3 million was recognized through other income on the consolidated statement of operations and comprehensive loss.

In November 2018, the Company closed a non-brokered private placement of one million common shares, at a price of $14.00 per share, for gross proceeds of $14.0 million. As part of the private placement agreement, the Company also granted an option to increase the size of the private placement by an additional 250,000 common shares exercisable until December 24, 2018. The 250,000 options were fully exercised on December 14, 2018 at a price of $14.00 per share, for gross proceeds of $3.5 million.

In May 2018, the Company closed a flow-through financing and issued 1,150,000 common shares at $17.16 per share for gross proceeds of $19.7 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2018. Since the close of financing and to the end of 2018, the Company incurred qualifying expenditure equal to the gross proceeds of $19.7 million and fulfilled its commitment. At the time of issuance of the flow-through shares, a $4.1 million premium was recognized as a liability on the consolidated statements of financial position with the balance recorded as share capital. Since the closing of the financing and to the end of 2018, based on qualifying expenditures incurred, the full $4.1 million premium was fully recognized through other income on the consolidated statements of operations and comprehensive loss.

Subsequent to the quarter end, the Company closed a private placement financing and issued 1,000,000 common shares of the Company at a price of $17.02 per common share for gross proceeds of $17.0 million. The Company has granted the private placee an option to increase the size of the private placement by an additional 200,000 common shares exercisable until August 22, 2019.

b)	Warrants

As part of the acquisition agreement of Snowstorm Exploration LLC in June 2017, the Company issued 500,000 common share purchase warrants exercisable for four years at $15.65 per share, which are still outstanding as at June 30, 2019.

c)	Stock options and restricted share units

The Company provides compensation to directors and employees in the form of stock options and a Restricted Share Units (“RSU”s).

Pursuant to the Share Option Plan, the Board of Directors has the authority to grant options, and to establish the exercise price and life of the option at the time each option is granted, at a price not less than the closing price of the common shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years. All exercised options are settled in equity.

Pursuant to the Company’s RSU Plan, the Board of Directors has the authority to grant RSUs, and to establish terms of the RSUs including the vesting criteria and the life of the RSU. The life of the RSU is not to exceed two years.

Stock option and RSU transactions were as follows:

	Options			RSUs		Total
	Number of Options	Weighted Average Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2019	3,458,805	11.95	16,657	68,000	183	16,840
Granted	50,000	17.72	-	-	-	-
Exercised options or vested RSUs	(480,475)	10.35	(2,175)	(68,000)	(1,051)	(3,226)
Expired	(1,824)	6.30	(33)	-	-	(33)
Amortized value of stock-based compensation	-	-	2,374	-	868	3,242
Outstanding at June 30, 2019	3,026,506	12.31	16,823	-	-	16,823

Exercisable at June 30, 2019	724,897

	Options			RSUs		Total
	Number of Options	Weighted Average Exercise Price ($)	Amortized Value of options ($000s)	Number of RSUs	Amortized Value of RSUs ($000s)	Stock-based Compensation ($000s)
Outstanding January 1, 2018	3,618,509	11.34	15,758	127,750	791	16,549
Granted	618,000	15.58	372	68,000	183	555
Exercised option or vested RSU	(777,704)	12.00	(3,377)	(127,750)	(1,510)	(4,887)
Amortized value of stock-based compensation	-	-	3,904	-	719	4,623
Outstanding at December 31, 2018	3,458,805	11.95	16,657	68,000	183	16,840

Exercisable at December 31, 2018	1,208,306

The outstanding share options at June 30, 2019 expire at various dates between June 2020 and June 2024. A summary of options outstanding, their remaining life and exercise prices as at June 30, 2019 is as follows:

Options Outstanding		Options Exercisable
Exercise price	Number outstanding	Remaining contractual life	Number Exercisable
$9.00	425,000	1 year	-
$11.13	260,000	1 year 6 months	260,000
$13.52	100,000	1 year 9 months	100,000
$17.16	50,000	1 year 11 months	-
$17.14	50,000	2 years 2 months	50,000
$10.45	849,164	2 years 6 months	193,888
$13.14	605,000	3 years 6 months	101,667
$16.94	50,000	4 years 4 months	-
$15.46	568,000	4 years 6 months	-
$17.72	50,000	5 years	-
$6.30	19,342	8 months to 1 year 8 months	19,342
	3,026,506		724,897

During the three and six months ended June 30, 2019, 480,475 options were exercised for proceeds of $5.0 million, and in total, 480,475 common shares were issued.

In December 2018, 568,000 five-year options with an exercise price of $15.46, to purchase common shares of the Company, with a fair value, at the date of the grant, of $4.3 million, were granted. Of these, 408,000 options were granted to board members that were subject to shareholder approval. 150,000 options were granted to members of senior management. The remaining 10,000 options were granted to a member of management and vest over a three-year period. At the end of the current quarter, shareholders approved the 408,000 options granted to the board members, and the fair value was re-estimated, at the time, resulting in an additional $0.4 million fair value that will be recognized over the estimated service period. The shareholders also approved to grant 50,000 five-year options to a new board member with an exercise price of $17.72 and fair value of $0.4 million. Vesting of the options to the board members and senior management is subject to the Company entering into a major transaction on one of the Company’s two core assets or other transformative transaction. The fair value of these new options, and the additional fair value, is being amortized over the estimated service period.

In October 2018, 50,000 five-year options with an exercise price of $16.94, to purchase common shares of the Company, with a fair value, at the date of the grant, of $0.4 million, were granted to a new member of the Board of Directors. Vesting of these options is subject to the Company entering into a major transaction on one of the Company’s two core exploration properties or other transformative transaction. The fair value of these options is being amortized over the service life of the options.

In 2018, the Board granted 68,000 RSUs to members of management. The fair value of the grants, of $1.1 million, was estimated as at the grant date and was amortized over the expected service period of the grants. The expected service period of three and a half months from the date of the grant was dependent on certain corporate objectives being met. As at March 31, 2019, the fair value of the grants was fully amortized. All 68,000 RSUs were vested at the beginning of the current quarter and were exchanged for common shares of the Company.

d)	Basic and diluted net loss per common share

For the three and six months ended June 30, 2019 and 2018, basic and diluted net loss per common share are computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the year. The potential effect of stock options, RSUs and warrants has been excluded from the calculation of diluted loss per common share as the effect would be anti-dilutive. At June 30, 2019, there was a total of 3,026,506 stock options and nil RSUs outstanding (December 31, 2018 - 3,458,805 and 68,000, respectively).

13.	Fair value of financial assets and liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets and liabilities as at June 30, 2019 and December 31, 2018 are cash and cash equivalents, short-term deposits, accounts receivable, marketable securities, and accounts payable, accrued liabilities and lease obligations. Other than investments, the carrying values approximate their fair values due to the immediate or short-term maturity of these financial instruments and are classified as a Level 1 measurement. The Company’s equity investments are measured at fair value based on quoted market prices and are classified as a level 1 measurement.

The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

The Company’s credit risk is primarily attributable to short-term deposits, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2019, the Company had a cash and cash equivalents of $4.8 million and short-term deposits of $7.1 million (December 31, 2018 - $2.9 million and $17.1 million, respectively) for settlement of current financial liabilities of $4.5 million (December 31, 2018 - $4.7 million).

As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. If required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financings and from the sale of non-core assets. Subsequent to the quarter end, the Company closed a private placement financing and issued 1,000,000 common shares of the Company at a price of $17.02 per common share for gross proceeds of $17.0 million. The Company has granted the private placee an option to increase the size of the private placement by an additional 200,000 common shares exercisable until August 22, 2019.

The Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk

(a)	Interest Rate Risk

The Company has no interest-bearing debt. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk. As at June 30, 2019, the Company holds $0.6 million of cash and cash equivalents and $0.1 million of accounts payable and accrued liabilities denominated in US dollars.

(c)	Investment Risk

The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns. In addition, the Company holds $2.7 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.

14.	Corporate and administrative expenses

	Three months ended June 30,		Six months ended June 30,
($000s)	2019	2018	2019	2018
Employee compensation	890	717	2,044	1,706
Stock-based compensation	772	1,274	3,242	3,279
Professional fees	285	333	450	484
Other general and administrative	563	527	1,256	1,058
	2,510	2,851	6,992	6,527

15.	Related party disclosures

During the six months ended June 30, 2019, there were no payments to related parties other than compensation paid to key management personnel. During the comparative three and six month periods, a private company controlled by an officer was paid $0.05 million and $0.1 million, respectively, for legal services rendered. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

16.	Income taxes

During the three and six months ended June 30, 2019, the Company recognized income tax recovery of $0.3 million and $0.6 million, respectively, related to deferred tax recovery arising from the losses in the current period, partially offset by deferred tax expense arising due to the renouncement of expenditures related to the December 2018 flow-through shares issued which are capitalized for accounting purposes.

During the comparative three and six months ended June 30, 2018, the Company recognized income tax expense of $1.2 million and $1.5 million, respectively, reflecting the deferred tax liabilities arising from exploration expenditures, that were capitalized for accounting purposes but were renounced for tax purposes. The tax expense was partially offset by the tax recovery resulting from the losses during the respective periods.

As disclosed in the December 31, 2018 financial statements, during the first quarter of 2019 the Company received a notice from the Canada Revenue Agency (“CRA”) that it proposes to reduce the amount of expenditures reported, as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The notice disputes the eligibility of certain types of expenditures previously audited and not contested as CEE by the CRA. The Company strongly disagrees with the notice and, during the current quarter, responded to the CRA with additional information for their consideration. The Company is awaiting a response to the submission.